Exhibit 99.2

AIFU Inc.

(Incorporated in the Cayman Islands with limited liability)

(Nasdaq Ticker: AIFU)

––––––

Form of Proxy for Extraordinary General Meeting

to be held on April 29, 2026 at 9:30 am Beijing time

(or April 28, 2026 at 9:30 pm Eastern Time)

(or any adjourned or postponed meeting thereof)

THE BOARD RECOMMENDS A VOTE FOR THE PROPOSALS.

I/We _________________________________________________________________________

Please Print Name(s)

of ___________________________________________________________________________

Please Print Address(es)

being the registered holder(s) of _____________________ Class _____ordinary shares 1, par value US$0.4 per share, of AIFU Inc. (the “Company”), hereby appoint the Chairperson of the Extraordinary General Meeting (the “Chairperson”) 2 or _____________________________________ of ___________________________________________________________________________ as my/our proxy to attend and act for me/us at the Extraordinary General Meeting (or at any adjourned or postponed meeting thereof), and in the event of a poll voting, to vote for me/us as indicated below or on any resolution or motion which is proposed thereat, or if no such indication is given, as my/our proxy thinks fit 3.

	PROPOSALS	FOR[3]	AGAINST[3]	ABSTAIN[3]
1.	As a special resolution THAT the par value of the issued and unissued class A ordinary shares and class B ordinary shares in the share capital of the Company be reduced from US$0.4 per share to US$0.0001 per share (the “Capital Reduction”), such that, following the Capital Reduction, the authorized share capital of the Company will be US$1,000,000 divided into 10,000,000,000 ordinary shares, comprising of (i) 8,000,000,000 class A ordinary shares of a nominal or par value of US$0.0001 each and (ii) 2,000,000,000 class B ordinary shares of a nominal or par value of US$0.0001 each.	☐	☐	☐

 Notes:

[1]	Please insert the number and class of shares registered in your name(s) to which this proxy relates. If no number nor class is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

[2]	If any proxy other than the Chairperson is preferred, strike out the words “THE Chairperson OF THE EXTRAORDINARY GENERAL MEETING OR” and insert the name and address of the proxy desired in the space provided. A member may appoint one or more proxies to attend and vote in his or her stead. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALED BY THE PERSON(S) WHO SIGN(S) IT.

[3]	IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “FOR”. IF YOU WISH TO VOTE AGAINST THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “AGAINST”. IF YOU WISH TO ABSTAIN FROM VOTING ON A PARTICULAR RESOLUTION, TICK THE APPROPRIATE BOX MARKED “ABSTAIN”. The Ordinary Shares represented by all properly executed proxies returned to the Company will be voted at the Meeting as indicated or, if no instruction is given, the proxy will vote the shares in his or her discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on this Form of Proxy. Where the Chairperson acts as proxy and is entitled to exercise his discretion, he is likely to vote the shares FOR the resolutions. As to any other business that may properly come before the Meeting, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. Your proxy will also be entitled to vote or abstain at his or her discretion on any resolution properly put to the Meeting other than those referred to in the notice convening the Meeting.

2.

As an ordinary resolution THAT subsequently following the Capital Reduction,

i.       every twenty (20) issued and unissued class A ordinary shares of a nominal or par value of US$0.0001 each and every twenty (20) issued and unissued class B ordinary shares of a nominal or par value of US$0.0001 each be consolidated into one class A ordinary share of a nominal or par value of US$0.002 and one class B ordinary share of a nominal or par value of US$0.002, respectively, such that following such share consolidation, the authorized share capital of the Company will be US$1,000,000 divided into 500,000,000 ordinary shares of a nominal or par value of US$0.002 each, comprising of 400,000,000 class A ordinary shares of a nominal or par value of US$0.002 each and 100,000,000 class B ordinary shares of a nominal or par value of US$0.002 each (the “First Share Consolidation”);

ii.      immediately following the First Share Consolidation, the authorized share capital of the Company be increased FROM US$1,000,000 divided into 500,000,000 ordinary shares of a nominal or par value of US$0.002 each, comprising 400,000,000 class A ordinary shares of a nominal or par value of US$0.002 each and 100,000,000 class B ordinary shares of a nominal or par value of US$0.002 each, TO US$20,000,000 divided into 10,000,000,000 ordinary shares, comprising of (i) 8,000,000,000 class A ordinary shares of a nominal or par value of US$0.002 each and (ii) 2,000,000,000 class B ordinary shares of a nominal or par value of US$0.002 each, by the creation of (a) 7,600,000,000 class A ordinary shares of a nominal or par value of US$0.002 each, and (b) 1,900,000,000 class B ordinary shares of a nominal or par value of US$0.002 each (the “First Share Capital Increase”, together with the First Share Consolidation, the “First Share Capital Change”);

iii.    subsequently following the First Share Capital Change, on the date as any Director deems advisable and may determine in his or her absolute discretion, every twenty (20) issued and unissued class A ordinary shares of a nominal or par value of US$0.002 each and every twenty (20) issued and unissued class B ordinary shares of a nominal or par value of US$0.002 each be consolidated into one class A ordinary share of a nominal or par value of US$0.04 and one class B ordinary share of a nominal or par value of US$0.04, respectively, such that following such share consolidation, the authorized share capital of the Company will be US$20,000,000 divided into 500,000,000 ordinary shares, comprising of 400,000,000 class A ordinary shares of a nominal or par value of US$0.04 each and 100,000,000 class B ordinary shares of a nominal or par value of US$0.04 each (the “Second Share Consolidation”);

	☐	☐	☐

iv.     immediately following the Second Share Consolidation, the authorized share capital of the Company be increased FROM US$20,000,000 divided into 500,000,000 ordinary shares, comprising of 400,000,000 class A ordinary shares of a nominal or par value of US$0.04 each and 100,000,000 class B ordinary shares of a nominal or par value of US$0.04 each TO US$400,000,000 divided into 10,000,000,000 ordinary shares, comprising of (i) 8,000,000,000 class A ordinary shares of a nominal or par value of US$0.04 each and (ii) 2,000,000,000 class B ordinary shares of a nominal or par value of US$0.04 each, by the creation of (a) 7,600,000,000 class A ordinary shares of a nominal or par value of US$0.04 each, and (b) 1,900,000,000 class B ordinary shares of a nominal or par value of US$0.04 each (the “Second Share Capital Increase”, together with the Second Share Consolidation, the “Second Share Capital Change”);

v.     subsequently following the Second Share Capital Change, on the date as any Director deems advisable and may determine in his or her absolute discretion, every twenty (20) issued and unissued class A ordinary shares of a nominal or par value of US$0.04 each and every twenty (20) issued and unissued class B ordinary shares of a nominal or par value of US$0.04 each be consolidated into one class A ordinary share of a nominal or par value of US$0.8 each and one class B ordinary share of a nominal or par value of US$0.8 each, respectively, such that following such share consolidation, the authorized share capital of the Company will be US$400,000,000 divided into 500,000,000 ordinary shares, comprising of (i) 400,000,000 class A ordinary shares of a nominal or par value of US$0.8 each and (ii) 100,000,000 class B ordinary shares of a nominal or par value of US$0.8 each (the “Third Share Consolidation”, together with the First Share Consolidation and the Second Share Consolidation, the “Share Consolidations”);

vi.    immediately following the Third Share Consolidation, the authorized share capital of the Company be increased FROM US$400,000,000 divided into 500,000,000 ordinary shares, comprising of 400,000,000 class A ordinary shares of a nominal or par value of US$0.8 each and 100,000,000 class B ordinary shares of a nominal or par value of US$0.8 each TO US$8,000,000,000 divided into 10,000,000,000 ordinary shares, comprising of (i) 8,000,000,000 class A ordinary shares of a nominal or par value of US$0.8 each and (ii) 2,000,000,000 class B ordinary shares of a nominal or par value of US$0.8 each, by the creation of (a) 7,600,000,000 class A ordinary shares of a nominal or par value of US$0.8 each, and (b) 1,900,000,000 class B ordinary shares of a nominal or par value of US$0.8 each; and

vii.    no fractional shares be issued in connection with the Share Consolidations and all fractional shares resulting from the Share Consolidations shall be rounded up to the next whole number.

3

As a special resolution THAT the memorandum and articles of association of the Company currently in effect (the “Existing M&A”) be amended and restated by the deletion in their entirety and the substitution in their place of the Fourth Amended and Restated Memorandum and Articles of Association annexed hereto as Exhibit A (the “Amended and Restated M&A”) to (a) reflect the Capital Reduction and the First Share Capital Change and (b) amend Article 79 in the Existing M&A FROM “subject to Article 78, a Director may be removed from office by Special Resolution at any time before the expiration of his term notwithstanding anything in these Articles or in any agreement between the Company and such Director (but without prejudice to any claim for damages under such agreement).” TO “subject to Article 78, a Director may be removed from office by Special Resolution or by the affirmative vote of a simple majority of the other Directors present and voting at a Board meeting at any time before the expiration of his term notwithstanding anything in these Articles or in any agreement between the Company and such Director (but without prejudice to any claim for damages under such agreement).”

		☐	☐	☐
4	As an ordinary resolution that, each of the directors of the Company be and is hereby authorized to take any and all action that might be necessary to effect the foregoing resolutions as such director, in his or her absolute discretion, thinks fit.	☐	☐	☐

PROXY VOTING INSTRUCTIONS

This Proxy is solicited on behalf of the management of AIFU Inc. This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this Proxy will be voted FOR the proposals described above.

IMPORTANT: Please date this Proxy and sign exactly as your name or names appear hereon. If shares are held jointly, both owners must sign. Executors, administrators, trustees, guardians and others signing in a representative capacity should give their full titles.

In order to be valid, your valid voting instructions and this proxy must be received not less than 48 hours before the time fixed for holding the Extraordinary General Meeting or any adjournment thereof, together with the power of attorney or other authority (if any) under which it is signed or a certified copy thereof.

TO VOTE ONLINE: The website address for online voting is www.transhare.com. Have your proxy card in hand when you access the website. Please click “Vote Your Proxy”, enter your control number and follow the instructions to vote your proxy.

TO VOTE BY EMAIL: Please email your signed proxy card to Proxy@Transhare.com

TO VOTE BY FAX: Please fax this proxy card to 1.727. 269.5616

TO VOTE BY MAIL: Please sign, date and mail to:

Proxy Team

Transhare Corporation

17755 US Highway 19 N

Suite 140

Clearwater FL 33764

Signature of Shareholder

__________________________________________

Signature of Joint Shareholder

__________________________________________

Dated:

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